

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2022

Maurice Zauderer, Ph.D.
Chief Executive Officer
Vaccinex, Inc.
1895 Mount Hope Avenue
Rochester, New York 14620

      Re: Vaccinex, Inc.
          Registration Statement on Form S-3
          Filed April 11, 2022
          File No. 333-264236

Dear Dr. Zauderer:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jordan Nimitz at 202-551-5831 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: William I. Intner, Esq.